TRICO BANCSHARES
63 Constitution Drive
Chico, CA 95973

October 26, 2021

VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: David Gessert

Re: TriCo Bancshares
Registration Statement on Form S-4
Filed October 20, 2021
File No. 333-260365

To Whom It May Concern:

TriCo Bancshares respectfully requests that the Securities and Exchange Commission cause the above-referenced registration statement to become effective at 4:30 p.m., Eastern time, on Wednesday, October 27, 2021, or as soon thereafter as practicable.

Please contact David Gershon of Sheppard, Mullin, Richter & Hampton, LLP at (415) 774-3120 with any questions you may have concerning this request. In addition, please notify Mr. Gershon when this request for acceleration has been granted.

Very truly yours,

TRICO BANCSHARES

By:	/s/ Peter G. Wiese
Name:	Peter G. Wiese
Title:	Executive Vice President and Chief Financial Officer